

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 12, 2017

Lainie Goldstein
Chief Financial Officer
Take Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

      Re: Take Two Interactive Software, Inc.
                  Form 10-K for the Fiscal Year Ended March 31, 2017
                  Filed May 24, 2017
                  File No. 001-34003

Dear Ms. Goldstein:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ Kathleen Collins

                                   Kathleen Collins
                                   Accounting Branch Chief
                                   Office of Information Technologies
                                   and Services